UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
Manchester United plc
(Name of Subject Company)
Manchester United plc
(Names of Persons Filing Statement)
CLASS A ORDINARY SHARES, PAR VALUE $0.0005 PER SHARE
(Title of Class of Securities)
G5784H106
(CUSIP Number of Class of Securities)
Patrick Stewart
Interim Chief Executive Officer and General Counsel
Manchester United plc
Old Trafford
Sir Matt Busby Way
Manchester M16 0RA
United Kingdom
+44 (0) 161 868 8000
With copies to:
Marc Jaffe, Esq. Justin G. Hamill, Esq. Ian D. Schuman, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200	Mitchell S. Nusbaum, Esq. Christopher R. Rodi, Esq. Woods Oviatt Gilman LLP 2 State Street 700 Crossroads Building Rochester, NY 14614 (585) 987-2800
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1. SUBJECT COMPANY INFORMATION.
Name and Address.
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Manchester United plc, an exempted company with limited liability incorporated under the Companies Act (as amended) of the Cayman Islands (“Manchester United,” “our company,” “we” or “us”). Manchester United’s principal executive offices are located at Sir Matt Busby Way, Old Trafford, Manchester M16 0RA, United Kingdom. Manchester United’s telephone number at this address is +44 (0) 161 868 8000.
Securities.
The title of the class of equity securities to which this Schedule 14D-9 relates is Manchester United’s Class A ordinary shares, par value $0.0005 per share (“Class A Shares”). As of December 22, 2023, there were (a) 52,951,335 issued and outstanding Class A Shares, and (b) 382,079 Class A Shares covered by restricted share awards.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
Name and Address.
The filing person is the subject company. The name, business address and business telephone number of Manchester United are set forth above in “Item 1. Subject Company Information — Name and Address.” Our website address is www.manutd.com. The information on our website should not be considered a part of this Schedule 14D-9 or incorporated herein by reference.
Offer.
This Schedule 14D-9 relates to the tender offer (the “Offer”) by Trawlers Limited (“Purchaser”), a company limited by shares incorporated under the laws of the Isle of Man and wholly owned by James A. Ratcliffe, a natural person (an “Offeror” and, together with Purchaser, the “Offerors”), to purchase up to 13,237,834 Class A Shares (the “Offer Cap”), which represents 25.0% of the issued and outstanding Class A Shares as of the close of business on December 22, 2023, rounded up to the nearest whole Class A Share, at a price of $33.00 per Class A Share (subject to adjustment as described in Section 13 — “Summary of the Transaction Agreement and Certain Other Agreements” of the Offer to Purchase (as defined below)), in cash, without interest thereon, less any required tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 17, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on January 17, 2024, of which the Offer to Purchase and the Letter of Transmittal each form a part. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively, and are incorporated herein by reference.
The Offer is being made pursuant to the Transaction Agreement, dated as of December 24, 2023 (as it may be amended or supplemented from time to time, the “Transaction Agreement”), by and among Purchaser, the sellers party thereto, who are Glazer family members and affiliates (the “Sellers”), and Manchester United. A copy of the Transaction Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Transaction Agreement is summarized in Section 13 — “Summary of the Transaction Agreement and Certain Other Agreements” of the Offer to Purchase.
Pursuant to the Transaction Agreement, Purchaser has also agreed to purchase 25.0% of the issued and outstanding Class B ordinary shares, par value $0.0005 per share (“Class B Shares” and, together with the Class A Shares, the “Ordinary Shares”), from the Sellers at the Offer Price (the Class B Shares to be so purchased, the “Sale Shares”). In addition, Purchaser has agreed to subscribe for (i) an additional 1,966,899.062 Class A Shares and 4,093,706.998 Class B Shares, at the Offer Price, for an aggregate subscription price of $200 million, at the Closing (as defined below) (the “Closing Share Subscription”) and (ii) an additional 983,449.531 Class A Shares and 2,046,853.499 Class B Shares, at the Offer Price, for an aggregate subscription price of $100 million, at the Subsequent Closing (as defined below) (the “Subsequent Share Subscription”), each of which will occur following the Expiration Time. Pursuant to the Transaction Agreement, the purchase of Class B Shares from the Sellers and the Closing Share Subscription will be consummated on the business day immediately following the Expiration Time (the “Closing”), and the Subsequent Share Subscription will be consummated on December 31, 2024, or such earlier date following the Closing as Purchaser may notify Manchester United in writing on no less than 10 business days’ written notice (the “Subsequent Closing”).
The Offer is not subject to any financing condition; however, the Offer is subject to various other conditions described in Section 14 — “Conditions of the Offer” of the Offer to Purchase.
Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on January 17, 2024. The Offer will expire at one minute after 11:59 p.m. Eastern Time on February 13, 2024 (the “Expiration Time”), unless Purchaser extends the Offer in accordance with the terms of the Transaction Agreement, in which event the term “Expiration Time” will mean the time to which the initial expiration time of the Offer is so extended.
In the event that Class A Shares representing more than the Offer Cap are validly tendered (and not validly withdrawn) prior to the Expiration Time, Purchaser will purchase a number of Class A Shares equal to the Offer Cap on a pro rata basis based on the number of Class A Shares validly tendered (and not validly withdrawn) prior to the Expiration Time. In doing so, Purchaser will determine the number of Class A Shares validly tendered (and not validly withdrawn) by each tendering shareholder and apply a proration factor to determine the number of tendered Class A Shares Purchaser will purchase from each tendering shareholder. The proration factor will equal the Offer Cap, divided by the number of Class A Shares that were validly tendered (and not validly withdrawn) (with any resulting fractional Class A Shares rounded to the nearest whole Class A Share).
The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Offer to Purchase, the Letter of Transmittal and the Transaction Agreement, each of which are filed as exhibits hereto and incorporated herein by reference.
According to the Offer to Purchase, Purchaser is a company limited by shares incorporated under the laws of the Isle of Man with its principal offices located at Fort Anne, Douglas, IM1 5PD, Isle of Man. The telephone number of Purchaser is (+44) 1624 826200. Purchaser has been organized solely in connection with the Offer and has not carried on any activities other than entering into the Transaction Agreement, and activities in connection with the Transaction Agreement and the Offer.
The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between us or any of our affiliates and (a) any of our executive officers, directors or affiliates or (b) the Offerors or any of their executive officers, directors or affiliates.
Arrangements with Offerors and Certain of Their Affiliates.
The following summary of the material provisions of the Transaction Agreement and the other agreements described below, and all other provisions of the Transaction Agreement and such other agreements discussed herein, are qualified in their entirety by reference to the full text of the applicable agreements, copies of which are filed as exhibits to this Schedule 14D-9 and are incorporated herein by reference. The following summary is not intended to be complete and may not contain all of the information about the Transaction Agreement and the other agreements described below that is important to you. For a complete understanding of the Transaction Agreement and the other agreements described below, you are encouraged to read the full text of the Transaction Agreement and such other agreements. Capitalized terms used in this summary and not otherwise defined have the respective meanings set forth in the applicable agreements described below.
Transaction Agreement.
On December 24, 2023, Manchester United, Purchaser and Sellers entered into the Transaction Agreement. The summary description of the Transaction Agreement set forth in Section 13 — “Summary of the Transaction Agreement and Certain Other Agreements — Transaction Agreement” of the Offer to Purchase and the summary description of the conditions of the Offer set forth in Section 14 — “Conditions of the Offer” of the Offer to Purchase are hereby incorporated herein by reference. Such summary descriptions of the Transaction Agreement and the conditions of the Offer do not purport to be complete and are qualified in their entirety by reference to the full text of the Transaction Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is hereby incorporated herein by reference.
The summary description of the Transaction Agreement is included in the Offer to Purchase, and incorporated by reference in this Schedule 14D-9, to provide shareholders with information regarding the terms of the Transaction Agreement and is not intended to modify or supplement any rights or obligations of the parties under the Transaction Agreement or any factual information about Manchester United, Purchaser, the Sellers or the Transactions contained in public reports filed by Manchester United or Purchaser with the SEC. The Transaction Agreement contains representations, warranties and covenants, which were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of Manchester United, Purchaser and Sellers, and are intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures in confidential disclosure letters delivered by Sellers to Purchaser and by Purchaser to Sellers, in connection with the signing of the Transaction Agreement, and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, Manchester United. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Transaction Agreement. Accordingly, the representations and warranties contained in the Transaction Agreement and summarized in Section 13 of the Offer to Purchase should not be relied on by any persons, including holders of Class A Shares and other investors, as characterizations of the actual state of facts and circumstances of Manchester United, Purchaser or Sellers at the time they were made, and the information in the Transaction Agreement should be considered in conjunction with the entirety of the factual disclosure about Manchester United in public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Transaction Agreement, which subsequent information may or may not be fully reflected in such public disclosures.
Governance Agreement.
Concurrently with the execution of the Transaction Agreement, the Initial Glazer Parties listed on Schedule A to the Governance Agreement (as defined below), Purchaser and Manchester United entered into a governance agreement (the “Governance Agreement”). The Governance Agreement will become effective as of the Closing. The summary description of the Governance Agreement set forth in Section 13 —  “Summary of the Transaction Agreement and Certain Other Agreements — Certain Other Agreements —  Governance Agreement” of the Offer to Purchase is hereby incorporated herein by reference. Such summary description of the Governance Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Governance Agreement, a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is hereby incorporated herein by reference.
Registration Rights Agreement.
Prior to the Closing, Manchester United and Purchaser will each use reasonable best efforts to negotiate in good faith and enter into (and will cause their respective applicable Affiliates to enter into) a registration rights agreement, effective as of the Closing, on substantially the same terms set forth in the term sheet attached as Exhibit C to the Transaction Agreement (the “Registration Rights Term Sheet”). The summary description of the registration rights agreement and the Registration Rights Term Sheet set forth in Section 13 — “Summary of the Transaction Agreement and Certain Other Agreements — Certain Other Agreements — Registration Rights Agreement” of the Offer to Purchase is hereby incorporated herein by reference. Such summary descriptions of the registration rights agreement and the Registration Rights Term Sheet do not purport to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Term Sheet, which is attached as Exhibit C to the Transaction Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is hereby incorporated herein by reference.
Amended Articles.
Prior to the Closing, the shareholders of Manchester United will be asked to approve a special resolution to replace our existing amended and restated memorandum and articles of association in its entirety with a new amended and restated memorandum and articles of association in the form set forth in Exhibit A to the Transaction Agreement (the “Amended Articles”). The Amended Articles will implement certain changes to facilitate the transactions contemplated by the Transaction Agreement and the ancillary agreements thereto (the “Transactions”) and reflect the Governance Agreement, including:
•
the transfer of Class B Shares to the Purchaser in accordance with (and only to the extent permitted by) the Transaction Agreement will not result in the conversion of such Class B Shares into Class A Shares;

•
the Class B Shares held by the Purchaser may be transferred without automatic conversion into Class A Shares to certain permitted transferees in a manner substantially similar to the current holders of Class B Shares;

•
the approval of independent directors will be required for Manchester United to conduct non-pro rata dividends or share repurchases;

•
the directors of Manchester United will be required to have regard to the provisions of the Governance Agreement when exercising any of their powers and discretions under the Amended Articles including, but not limited to board representation, voting arrangements, minority protections, change of control restrictions, and right of first offer provisions; and

•
any transfer of shares in violation of the Governance Agreement will be declared null and void ab initio.

The foregoing description of the Amended Articles does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended Articles, which is attached as Exhibit A to the Transaction Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is hereby incorporated herein by reference.
Voting Agreement.
Concurrently with the execution of the Transaction Agreement, Manchester United, the Proxyholder (as defined in the Voting Agreement) and the Sellers entered into a voting agreement (the “Voting Agreement”). Pursuant to the Voting Agreement, the Sellers agreed to, among other things, vote all of the Ordinary Shares held by the Sellers that they own as of the record date for Manchester United’s shareholder meeting (i) in favor of the adoption of the Amended Articles (the “Amendment Proposal”), (ii) in favor of any proposal to adjourn the shareholder meeting to a later date if there are not sufficient affirmative votes (in person or by proxy) to obtain approval of the Amendment Proposal on the date on which such meeting is held, (iii) in favor of any other matter or action necessary for or in furtherance of the consummation of the transactions contemplated by the Transaction Agreement, (iv) against any Relevant Acquisition Proposal, or any other proposal, transaction, agreement or action, made in opposition to or in competition with, or, in each case, that would reasonably be expected to prevent, delay or impede the consummation of the Transaction Agreement, the Transactions, any other transactions contemplated thereby (including the Amendment Proposal), (v) except as contemplated by the Transaction Agreement (including the Amendment Proposal), against any material change in (x) the capitalization of Manchester United or any amendment to Manchester United’s existing organizational documents or (y) the relative rights of holders of Class A Shares and holders of Class B Shares and (vi) against any other proposal or action that would reasonably be expected to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the adoption of the Amendment Proposal or would reasonably be expected to result in a breach of the Transaction Agreement or any of the conditions to the closing of the Transaction Agreement or the conditions of the Offer not being fulfilled. The summary description of the Voting Agreement set forth in Section 13 —  “Summary of the Transaction Agreement and Certain Other Agreements — Certain Other Agreements —  Voting Agreement” of the Offer to Purchase is hereby incorporated herein by reference. Such summary description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is hereby incorporated herein by reference.
Equity Commitment Letter.
Concurrently with the execution of the Transaction Agreement, the Offerors entered into an equity commitment letter (the “Equity Commitment Letter”). Pursuant to the Equity Commitment Letter, Investor (as defined below in “Item 4. The Solicitation or Recommendation — Background and Reasons for the Board of Directors’ Recommendation — Background of the Offer and Related Transactions with Offerors) agreed to provide Purchaser with an equity commitment in an aggregate amount not to exceed: (i) at the Expiration Time, $1,546,061,321, solely for the purpose of funding, and to the extent necessary to fund, the aggregate amount equal to the sum of (a) Purchaser’s obligations to consummate the sale and purchase of the Sale Shares, (b) Purchaser’s obligations to accept and pay for all Class A Shares validly tendered (and not validly withdrawn) as of the Expiration Time, (c) Purchaser’s obligation to subscribe for Ordinary Shares pursuant to the Closing Share Subscription and (d) the aggregate amount sufficient to consummate the transactions contemplated by the Transaction Agreement, including the payment of all costs and expenses designated as payable by Purchaser in accordance with the terms of the Transaction Agreement; and (ii) on the date of the Subsequent Closing, $100,000,000 solely for the purpose of funding, and to the extent necessary to fund, an aggregate amount equal to Purchaser’s obligation to subscribe for Ordinary Shares pursuant to the Subsequent Share Subscription. The summary description of the Equity Commitment Letter set forth in Section 13 — “Summary of the Transaction Agreement and Certain Other Agreements — Certain Other Agreements — Equity Commitment Letter” of the Offer to Purchase is hereby incorporated herein by reference. Such summary description of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is hereby incorporated herein by reference.
The terms of the Equity Commitment Letter do not impose any conditions on the Offer. The only conditions to the Offer are those set forth in Section 14 — “Conditions of the Offer” of the Offer to Purchase.
Limited Guarantee.
Concurrently with the execution of the Transaction Agreement, Investor, Manchester United and Sellers entered into a limited guarantee (the “Limited Guarantee”) in favor of Manchester United and Sellers in respect of certain payment obligations of Purchaser under the Transaction Agreement, including any Purchaser Termination Fees and any amounts in respect of enforcement costs, monetary damages or losses incurred or sustained by Manchester United and Sellers, as specified in the Transaction Agreement, up to a specified amount and all amounts payable (and solely to the extent payable pursuant to a final order of a court of competent jurisdiction) as damages as a result of fraud or any intentional and willful breach by Purchaser of the Transaction Agreement under and in accordance with its terms. The summary description of the Limited Guarantee set forth in Section 13 — “Summary of the Transaction Agreement and Certain Other Agreements — Certain Other Agreements — Limited Guarantee” of the Offer to Purchase is hereby incorporated herein by reference. Such summary description of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guarantee, a copy of which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is hereby incorporated herein by reference
The terms of the Limited Guarantee do not impose any conditions on the Offer. The only conditions to the Offer are those set forth in Section 14 — “Conditions of the Offer” of the Offer to Purchase.

Arrangements with Current Executive Officers and Directors of Manchester United.
Overview.
Certain of our executive officers and directors have interests in the Transactions, including the Offer, that are different from, or in addition to, the interests of holders of Class A Shares generally. In considering the recommendation of the Board of Directors of Manchester United (the “Board of Directors”), including that our shareholders tender their Class A Shares into the Offer, our shareholders should be aware of these interests. The Board of Directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the Transaction Agreement and the other Transaction Documents (the “Transaction Documents”) and in reaching its decision to approve the Transaction Documents and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Background and Reasons for the Board of Directors’ Recommendation — Reasons for the Board of Directors’ Recommendation.”
Class A Shares Available for Tender.
The following table provides, as of December 22, 2023, the number of Class A Shares held by each of our executive officers and directors that are available to be tendered in the Offer. This table also provides, as of December 22, 2023, the number of Class B Shares held by each of our executive officers and directors, each of which is convertible into one Class A Share at any time at the option of the holder thereof. In order to tender any Class A Shares issuable upon the conversion of Class B Shares, the executive officer or director would have to first convert such Class B Shares into Class A Shares. Any of our executive officers or directors who tender the Class A Shares they own for purchase pursuant to the Offer will receive the same cash consideration per Class A Share on the same terms and conditions, including proration, as the other shareholders who tender Class A Shares. To our knowledge, as of the date of this Schedule 14D-9, our executive officers and directors have not yet made determinations as to their intention to tender, sell or hold such Class A Shares, which determinations they will make on an individual basis. See “Item 4. The Solicitation or Recommendation — Intent to Tender.”
	Class A Shares	Class B Shares(1)
Avram Glazer(2)	—	16,606,979
Joel Glazer(3)	1,707,614	21,899,366
Cliff Baty	54,112	—
Patrick Stewart	29,437	—
Kevin Glazer(4)	—	15,899,366
Bryan Glazer(5)	—	19,899,365
Darcie Glazer Kassewitz(6)	603,806	20,899,365
Edward Glazer(7)	—	15,003,172
Robert Leitão	—	—
Manu Sawhney	—	—
John Hooks	—	—
Richard Arnold	240,019	—

(1)
Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. In addition, Class B Shares automatically convert into Class A Shares upon certain transfers and other events, including upon the date when holders of all Class B Shares cease to hold Class B Shares representing at least 10% of the total number of Class A Shares and Class B Shares outstanding.

(2)
Shares owned by Avram Glazer Irrevocable Exempt Trust, of which Avram Glazer is the sole trustee, and Hamilton TFC LLC, of which Avram Glazer Irrevocable Exempt Trust is the sole member.

(3)
Shares owned by Joel M. Glazer Irrevocable Exempt Trust, of which Joel Glazer is the sole trustee, and RECO Holdings LLC, of which Joel M. Glazer Irrevocable Exempt Trust is the sole member.

(4)
Shares owned by Kevin Glazer Irrevocable Exempt Family Trust, of which Kevin Glazer is the sole trustee, and KEGT Holdings LLC, of which Kevin Glazer Irrevocable Exempt Family Trust is the sole member.

(5)
Shares owned by Bryan G. Glazer Irrevocable Exempt Trust, of which Bryan Glazer is the sole trustee, BGGT Holdings LLC, of which Bryan G. Glazer Irrevocable Exempt Trust is the sole member, and SCG Global Investment Holdings LLC, of which Bryan G. Glazer Irrevocable Exempt Trust is the sole member.

(6)
Shares owned by Darcie S. Glazer Irrevocable Exempt Trust, of which Darcie Glazer Kassewitz is the sole trustee.

(7)
Shares owned by Edward S. Glazer Irrevocable Exempt Trust, of which Edward Glazer is the sole trustee, and ESGT Holdings LLC, of which Edward S. Glazer Irrevocable Exempt Trust is the sole member.

Completion Bonuses
In December 2023, we entered into amendments to our existing employment agreements (such agreements, as so amended, the “Amended Employment Agreements”) with Patrick Stewart, our interim chief executive officer and general counsel, and Cliff Baty, our chief financial officer, to, among other things, provide for the payment of a completion bonus following the occurrence of the Closing. Each completion bonus is equal to two times the annual salary of such executive officer as of the date of the Closing, less any deductions required to be made under applicable law. Payment of the completion bonuses is subject to the requirement of continued employment as of the date of the Closing, as well as the other terms and conditions of the Amended Employment Agreements.
Continuing Directors; Management.
Under the terms of the Transaction Agreement, immediately following the Closing, the Board of Directors will include two directors designated by Purchaser.
In addition, given that we will remain an independent public company following the Closing, it is expected that we will continue to have the same senior management team as in place immediately prior to the Closing.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
Recommendation of the Board of Directors.
After careful consideration, including a thorough review of the terms and conditions of the Offer and the other Transactions in consultation with Manchester United management and its legal and financial advisors, on December 24, 2023, the Board of Directors, among other things, duly (i) determined that it is in the best interests of Manchester United for Manchester United to execute, deliver and perform the Transaction Agreement, the Governance Agreement, the Equity Commitment Letter, the Limited Guarantee, the Voting Agreement and the Transactions (other than the sale and purchase of the Sale Shares), and (ii) recommended that the holders of Class A Shares accept the Offer and tender their Class A Shares in the Offer.
For the reasons described in more detail below, the Board of Directors recommends that the holders of Class A Shares accept the Offer and tender their Class A Class A Shares to Purchaser in the Offer.
In reaching the conclusions and in making the recommendation described above, the Board of Directors took into account a number of reasons, described below under the caption “— Background and Reasons for the Board of Directors’ Recommendation — Reasons for the Board of Directors’ Recommendation.”
A copy of the press release issued by Manchester United on December 24, 2023, announcing the execution of the Transaction Agreement, is filed as Exhibit (a)(6) hereto and is incorporated herein by reference.

Background and Reasons for the Board of Directors’ Recommendation
Background of the Offer and Related Transactions with Offerors.
In 2012, Manchester United completed its initial public offering (“IPO”). Following such offering, Manchester United had two classes of ordinary shares outstanding: Class A Shares and Class B Shares. The rights of the holders of Class A Shares and Class B Shares are substantially the same, except with respect to voting and conversion. In this regard, each Class A Share is entitled to one vote per share and each Class B Share is entitled to 10 votes per share. As detailed in the IPO prospectus and subsequent periodic disclosure filings made by Manchester United with the SEC, this voting structure gives the holders of Class B Shares the ability to exert a significant degree of influence over Manchester United, including control over all matters submitted to shareholders for approval. Also, the rights afforded to shareholders are governed by the laws of the Cayman Islands which differ in various respects from the rights typical in U.S. corporations. Under Cayman Islands law, a special resolution of shareholders is required in order to amend or amend and restate Manchester United’s memorandum and articles of association. To pass a special resolution, the vote of two-thirds of the votes cast at the special meeting is required. Under the Companies Act (2023 Revision of the Cayman Islands) and Manchester United’s existing amended and restated memorandum and articles of association (the “Articles”) amendments to the Articles may, subject to applicable law, be made with the approval of one or more shareholders holding at least two-thirds of the votes cast at a duly-called shareholder meeting. As detailed in Manchester United’s periodic disclosures, since the IPO, the issued and outstanding Class B Shares have represented over 67% of the voting power of Manchester United and the holders of Class B Shares have held over 67% of the voting power of Manchester United on an as-converted to Class A Share basis.
Since the IPO, the Board of Directors, together with Manchester United’s management, regularly reviews and assesses Manchester United’s performance and operation, financial condition, opportunities and growth prospects in light of the current business, economic and regulatory environment for football clubs and evaluates various strategies to improve Manchester United’s strategic position and financial performance to enhance Manchester United’s value and serve the best interests of its shareholders and the football club’s fans. These reviews have included consideration of a wide range of strategic opportunities, including for player development, diversification of revenue streams, acquisitions, commercial partnerships and digital media opportunities. Manchester United’s management also regularly meets with its commercial partners to learn more about these companies’ businesses with a view towards evaluating current and future sponsorship and retail, merchandising, apparel and product licensing and digital transformation opportunities.
Beginning in June of 2022, representatives of Manchester United and representatives of Raine Securities LLC (“Raine”) met on several occasions to discuss potential strategic opportunities to enhance shareholder value and serve the best interests of the football club’s fans, given Manchester United’s strategic position, financial performance (including certain cash losses as a result of the Covid-19 pandemic) and broader market dynamics.
Between June of 2022 and November 21, 2022, representatives of Manchester United, including its management and advisors, held informal meetings with each member of the Board of Directors to discuss a public announcement of a potential “strategic alternatives” process to enhance Manchester United’s value and serve the best interests of its shareholders and the football club’s fans.
As of the close of market on November 21, 2022, the trading price of the Class A Shares was $13.03 per Class A Share. The Class B Shares are not listed or traded on any exchange.
On November 22, 2022, Manchester United duly convened a special meeting of its Board of Directors attended by management and representatives of Raine, Woods Oviatt Gilman, LLP (“Woods”), outside counsel to Manchester United and Latham & Watkins LLP (“Latham”), outside counsel to Manchester United. The Board of Directors, management and representatives of Raine and Latham discussed the benefits and risks associated with conducting a review of strategic alternatives, including pursuing a minority investment by a third-party or a full sale of Manchester United, and the types of potential counterparties that may be interested in such transactions. Representatives of Latham also led a discussion with the Board of Directors regarding its fiduciary duties under applicable law. As a result of these discussions and in light of Manchester United’s strategic position, financial performance and broader market dynamics, the Board of Directors (1) determined that it was in the best interests of Manchester United, its shareholders and of the football club’s fans to engage in an evaluation of potential strategic alternatives available to Manchester United (“Strategic Alternatives Review Process”), including, but not limited to, an assessment of potential growth initiatives, including stadium and infrastructure redevelopment, expansion of Manchester United’s commercial operations and further development of Manchester United’s global opportunities, a capital raising transaction, including but not limited to a primary investment in Manchester United, and/or a sale, merger or other transaction involving the business, assets or securities of Manchester United or other strategic transaction involving Manchester United; each in the context of enhancing Manchester United’s shareholder value and serving the best interests of the football club’s fans and (2) delegated authority to Joel Glazer and Avram Glazer (in their capacity as members of the Board of Directors and in such capacity, the “board representatives”) to manage and administer the Strategic Alternatives Review Process for the duration of such process (including the authority to manage and administer the process of pursuing and evaluating a potential transaction, review and assess proposals Manchester United received with respect to a potential transaction, conduct discussions with, and as reasonably necessary, make available Manchester United information to third parties who have entered into confidentiality agreements with Manchester United and their advisors and representatives concerning a potential transaction, negotiate the terms and conditions of a potential transaction, or any proposals, agreements or transactions related thereto, determine, with assistance from its advisors, whether any potential transaction is in the best interests of Manchester United and its shareholders, and recommend to the Board of Directors what action, if any, should be taken by Manchester United with respect to any potential transaction). The board representatives were selected based on their knowledge of Manchester United and the industries in which it operates, their familiarity with and expertise related to complex corporate transactions, including mergers and acquisitions, and the fact that such members were holders of Class B Shares of Manchester United, as any significant corporate transaction would likely require approval of the Class B Shares in accordance with Manchester United’s organizational documents. Latham reviewed with the Board of Directors potential conflicts of interests that could emerge, including those with controlling shareholders, and the Board of Directors reached the consensus that if any conflicts emerged, then the Board of Directors would re-visit the oversight of the Strategic Alternatives Review Process and other procedural safeguards that may need to be implemented. Together with representatives of Raine and Latham, the Board of Directors also considered and discussed alternative formats and timing for the conduct of the Strategic Alternatives Review Process, and determined that Raine should contact financial and strategic parties deemed likely to be interested and capable of completing not only an acquisition of Manchester United, but also other growth opportunities such as a significant primary investment in Manchester United. The Board of Directors also determined that Manchester United would issue a public announcement of its decision to explore strategic alternatives, which would ensure that interested parties not contacted by Raine would become aware of the process and could contact Raine and/or Manchester United and its representatives on their own initiative. In addition, the Board of Directors also authorized a formal engagement of Raine as financial advisor to Manchester United in its evaluation of strategic alternatives on the basis of, among other factors, Raine’s qualifications, extensive experience in advising sport and entertainment companies in connection with potential strategic transactions (including acquisitions of other football clubs), and its knowledge and understanding of Manchester United’s business and industry.
Later on November 22, 2022, Manchester United publicly announced its decision to conduct the Strategic Alternatives Review Process. Following this announcement, Raine, at the direction of the Board of Directors, began initial outreach to potential counterparties that could be interested in discussing strategic alternatives with Manchester United. Throughout the Strategic Alternatives Review Process, the board representatives, directly and indirectly through Manchester United’s legal and financial advisors, requested and received feedback on potential transactions from, and held discussions regarding the terms of potential transactions with, each of the members of the Board of Directors to ensure that each member of the Board of Directors remained apprised of the status of the Strategic Alternatives Review Process.
As of the close of market on November 23, 2022, the trading price of the Class A Shares was $18.80 per Class A Share.
From late November 2022 through early 2023, at the direction of the Board of Directors and the board representatives, Raine contacted, or was contacted by, over 170 potential strategic and financial counterparties

(including family offices and high net worth individuals) to gauge their respective interest in various potential strategic transactions with Manchester United, including a full purchase of Manchester United and/or a significant capital investment. As a result of such outbound outreach and inbound inquiries, Manchester United entered into 26 nondisclosure agreements with various counterparties, including an entity acting on behalf of James A. Ratcliffe (“Investor”) (for purposes of this Item 4, Investor and any entity or entities acting on behalf of Investor is referred to as “Offeror”) and with a party we hereinafter refer to as “Bidder A”. The nondisclosure agreements contained customary provisions (but did not contain standstills).
Between January 30, 2023 and February 15, 2023, Raine delivered first round process letters to 19 potential counterparties who had entered into nondisclosure agreements and continued to express interest in a potential strategic transaction. The process letters requested initial indications of interest by February 17, 2023. Following receipt of the process letters and prior to February 17, 2023 Raine addressed process-related questions with a number of potential counterparties, in accordance with direction from the board representatives.
On or prior to February 17, 2023, ten potential counterparties, including Offeror and Bidder A, submitted initial indications of interest. Bidder A’s proposal contemplated the acquisition of all Ordinary Shares at a price of $25.00 per Ordinary Share and the proposal did not include customary financing commitment letters. Offeror’s proposal contemplated purchasing a controlling stake of Manchester United via an acquisition of Class B Shares only at a price of $22.00 per Class B Share, which would result in the Class A Shares remaining outstanding, and Offeror also provided copies of financing commitment letters to support its proposal. Seven proposals contemplated a minority investment in Manchester United in the form of a preferred equity investment (with various degrees of control rights) in either Manchester United or by the creation of a holding company which would hold Class B Shares and be owned jointly by existing investors in Manchester United and the third-party investor. The last proposal contemplated a transaction with a special purpose acquisition vehicle (“SPAC”), but, other than submitting this proposal, such counterparty failed to further engage in the process. Although the board representatives determined, after discussion with its outside advisors, that the SPAC proposal and the other minority investment proposals were less attractive to Manchester United from a governance perspective and unlikely to result in values more attractive than the proposals from Bidder A and Offeror (which the board representatives believed could be improved to contemplate a full sale or primary investment), the board representatives directed Raine to continue to negotiate to improve such proposals on behalf of Manchester United as well as attempt to identify if there were any other potential parties that may be interested in a minority investment in Manchester United.
As of the close of market on February 17, 2023, the trading price of the Class A Shares was $26.33 per Class A Share.
During the week of February 20, 2023, representatives of Raine and Manchester United held virtual meetings with Bidder A and Offeror to discuss the proposals received. At the direction of the board representatives, Raine indicated to Bidder A that it needed to provide details of its intended financing sources in connection with its acquisition proposal and that its acquisition proposal did not provide the shareholders with sufficient value, but that Manchester United was prepared to provide additional due diligence and give Bidder A an opportunity to submit an improved proposal. Also at the direction of the board representatives, Raine conveyed to Offeror that its offer for only the Class B Shares did not align with the direction of the Board of Directors to seek either a full sale or a minority primary investment in Manchester United and suggested Offeror submit a revised indication contemplating a purchase of 100% of the outstanding Ordinary Shares.
During this same time period, at the direction of the board representatives, representatives of Raine and Manchester United continued to both (i) discuss the terms of the potential minority investments with such bidders in order to solicit the submission of revised proposals with improved terms by such potential counterparties and (ii) solicit interest from other counterparties in respect of a minority investment in Manchester United.
Following these discussions, on February 27, 2023, February 28, 2023, and March 6, 2023 Raine distributed second round process letters to eight potential bidders, including Bidder A, Offeror, certain of the bidders who submitted initial indications of interest and other potential bidders, with instructions to submit a revised bid for all of the outstanding Ordinary Shares or a minority primary investment in Manchester United, by March 22, 2023.
From February 20, 2023 through the end of March, the potential counterparties, including Bidder A and Offeror, continued to conduct additional due diligence on Manchester United.
Between March 22, 2023 and March 24, 2023, nine potential counterparties, including Bidder A and Offeror, submitted revised proposals regarding potential strategic alternatives. Bidder A’s proposal contemplated the acquisition of all the outstanding Ordinary Shares at a price of $28.00 per Ordinary Share. Offeror’s proposal contemplated an acquisition of (i) 60% of the outstanding Class B Shares initially at a price of $28.00 per Class B Share and (ii) the remaining 40% of the outstanding Class B Shares through a put/call arrangement to be purchased three to five years thereafter (at a price per Class B Share of (a) if purchased pursuant to the put, $33.00, $34.00, and $35.00 or (b) if purchased pursuant to the call, $34.00, $35.00 and $36.00, in each case, upon the third, fourth or fifth anniversary of the closing respectively). The remaining seven proposals contemplated a minority investment in Manchester United in the form of (a) preferred equity investments in either Manchester United or by the creation of a holding company which would hold Class B Shares and be owned jointly by existing investors in Manchester United and the third-party investor, but, in either case, would give the investor certain minority protection or control rights and (b) a common equity investment in Manchester United (however, the minority proposals contemplated by (a) and (b) were substantially less attractive to Manchester United than the proposals submitted by Offeror and Bidder A for a number of factors, including the governance terms and value implied by such minority offers). At the direction of the board representatives, Raine (i) continued to communicate with Offeror and reiterated that the Board of Directors was seeking proposals for all of the outstanding Ordinary Shares or a minority primary investment, and not transactions involving the purchase of only the outstanding Class B Shares and (ii) informed Bidder A that its acquisition proposal did not provide the shareholders with sufficient value, but that Manchester United was prepared to continue the due diligence process and give each of Offeror and Bidder A an opportunity to submit a further improved proposal. Following such discussion, Manchester United provided additional diligence materials to Bidder A and Offeror. Additionally, at the direction of the board representatives, Raine also continued to solicit improved proposals for the minority investments.
On April 7, 2023, Raine distributed third round process letters to Bidder A and Offeror, with final bids due on April 28, 2023. Latham prepared a draft auction merger agreement contemplating the sale of all of the outstanding Ordinary Shares and on April 10, 2023, the draft merger agreement was posted to the virtual data room. Offeror and Bidder A were instructed to submit a merger agreement markup for the acquisition of all of the Ordinary Shares by April 19, 2023. Prior to April 19, 2023 Raine addressed process-related questions regarding the mark-up with Offeror, in accordance with direction from the board representatives.
On April 18, 2023, Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”), acting as counsel to Offeror, shared a revised draft of the merger agreement. The draft prepared by Paul, Weiss and Slaughter and May, who also acted as outside counsel to Offeror, contemplated the purchase of Class B Shares only and through a put/call arrangement in line with the March Proposal.
On April 28, 2023, the Board of Directors received revised proposals from Bidder A and Offeror. Bidder A’s proposal contemplated the acquisition of all of the Ordinary Shares at a price of $28.54 per Ordinary Share. Offeror’s proposal remained unchanged. Offeror also provided updated financing commitment letters to support its proposal.
As of the close of market on April 28, 2023, the trading price of the Class A Shares was $20.05 per Class A Share.
On May 2, 2023, the board representatives held a meeting with representatives of Bidder A to discuss Bidder A’s most recent proposal. At that meeting, the board representatives advised Bidder A that its most recent proposal did not provide the shareholders of Manchester United with sufficient value and encouraged Bidder A to improve its proposal.
Throughout the course of May 2023, representatives of Manchester United and Raine held meetings and teleconferences with Bidder A and Offeror to discuss their respective revised proposals and seek clarity on the same, and to encourage further proposals for the acquisition of all of the outstanding Ordinary Shares at higher values than contained in the latest proposals and, in respect of Bidder A’s proposal, that Manchester United expected to receive customary financing commitment letters. Representatives of Raine informed Offeror that no substantive negotiations would occur with Offeror for a purchase of solely Class B Shares until first confirmed with the Board of Directors. Also during this time period, at the direction of the board representatives, representatives of Manchester United and Raine informed each of the bidders who submitted minority primary investment proposals that Manchester United’s primary focus was currently on negotiating a full sale of Manchester United.
On May 16, 2023, the Board of Directors received a revised proposal from Bidder A that contemplated the acquisition of all of the outstanding Ordinary Shares at a price of $30.01 per Ordinary Share. The revised proposal did not provide any customary financing commitment letters.
As of the close of market on May 16, 2023, the trading price of the Class A Shares was $18.97 per Class A Share.
On May 19, 2023, representatives of Manchester United met with representatives of Offeror to discuss Offeror’s proposal and continued to request a proposal from Offeror to purchase all of the outstanding Ordinary Shares and noted that no substantive discussions of Offeror’s existing proposal would occur until the Board of Directors had an opportunity to consider that proposal. At the meeting, Offeror verbally increased the price in its proposal to $33.00 per Class B Share for the initial purchase of 60% of the Class B Shares (but did not otherwise propose changing the structure of its prior proposal). The board representatives indicated that they could not discuss the proposal further without further consultation with the Board of Directors.
On May 22, 2023, at the direction of the board representatives, representatives of Manchester United and Raine informed Bidder A that its proposal to acquire all of the Ordinary Shares at a price of $30.01 per Ordinary Share did not have sufficient support to proceed and, in response to a request of Bidder A for guidance, indicated that a price of $35.25 per Ordinary Share would be considered.
On May 23, 2023, Offeror submitted an additional proposal contemplating an acquisition of (i) 60% of the outstanding Class B Shares initially at a price of $33.00 per Class B Share and (ii) the remaining 40% of outstanding Class B Shares through a put/call arrangement to be purchased three to five years thereafter (at a price per Class B Share of (a) if purchased pursuant to the put, $33.00, $34.00, and $35.00 or (b) if purchased pursuant to the call, $34.00, $35.00 and $36.00, in each case, upon the third, fourth or fifth anniversary of the closing, respectively). In other words, Offeror confirmed the offer it had made verbally on May 19, 2023, that it was increasing the price in its March proposal to $33.00 per Class B Share for the initial purchase of 60% of the Class B Shares, but was not otherwise changing the structure of that prior proposal.
On May 25, 2023, Manchester United duly convened a meeting of its Board of Directors to provide an update on the strategic process, including a detailed overview of the proposals submitted to date (including in respect of the minority primary investments and the proposals submitted by Bidder A and Offeror), which was attended by representatives of Raine, Woods and Latham.With respect to the minority primary investment proposals, representatives of Manchester United noted that all such potential counterparties had been informed that Manchester United’s primary focus was currently on negotiating a full sale of Manchester United. The Board of Directors and representatives of Raine and Latham further discussed the revised proposals received from Bidder A and the various negotiations and discussions that had occurred with Bidder A and its representatives. Representatives of Raine further discussed the revised proposal from Offeror. Representatives of Raine noted that Offeror had indicated that it was only interested in acquiring outstanding Class B Shares. Representatives of Raine noted that it was communicated to Offeror, including during an in-person meeting with Offeror’s representatives, that no substantive negotiations would occur with Offeror for a purchase of solely Class B Shares until discussed further by the Board of Directors. With respect to the proposal received from Bidder A, representatives of Raine noted that Bidder A’s proposal did not provide customary financing commitment letters. After discussion, the Board of Directors requested that the representatives of Manchester United continue to seek improved value for the shareholders and require Bidder A to provide sufficient evidence of its sources of financing that would be required to consummate such a transaction. The Board of Directors also determined it was in the best interests of the shareholders of Manchester United to continue discussions with Offeror, including to continue to encourage that Offeror submit a further revised proposal for the purchase of all of the Ordinary Shares.
On June 1, 2023, Bidder A submitted a revised offer for the acquisition of all of the Ordinary Shares and specified consideration of $34.00 per Class B Share and $24.81 per Class A Share ($5.20 less than the per Class A Share consideration in the May 16, 2023, offer from Bidder A). Again, this revised offer did not provide customary financing commitment letters. Also, as noted above, the board representatives, directly and indirectly through its legal and financial advisors, held discussions regarding the terms of Bidder A’s proposal with members of the Board of Directors throughout the Strategic Alternatives Review Process. Specifically, following the submission of Bidder A’s proposal on June 1, as part of such outreach members of the Board of Directors noted that they would not be prepared to support a potential transaction unless the holders of Class A Shares received the same per-share consideration as to be received by the holders of the Class B Shares.
As of the close of market on June 1, 2023, the trading price of the Class A Shares was $18.58 per Class A Share. Throughout June 2023, representatives of Offeror and representatives of Manchester United had discussions about its proposals and exchanged drafts of the merger agreement and other ancillary documents.
In June 2023, following discussions with the board representatives and Manchester United’s representatives, Mr. Hooks and Mr. Sawhney (such directors, together with Mr. Leitão, the “non-affiliated directors”) engaged independent U.S. and Cayman counsel to assist in their review of proposals. Mr. Leitão later engaged their outside counsel as well.
Between June 2023 and August of 2023, representatives of Bidder A and representatives of Manchester United conducted due diligence sessions, exchanged drafts of the merger agreements and had multiple telephone conversations and videoconferences to discuss outstanding issues and potential transaction structures, including the requirement of the Board of Directors that Bidder A provide a proposal with the same per share consideration for the Class A Shares and Class B Shares and for Bidder A to provide customary financing commitment letters. Bidder A did not submit a revised proposal during this time. Also, during this period, the board representatives regularly met with Manchester United’s financial and legal advisors to discuss and provide feedback on the terms of Bidder A’s proposal.
On July 26, 2023, representatives of Bidder A met with the board representatives to discuss Bidder A’s proposal. The representatives of Manchester United informed Bidder A that Manchester United was not prepared to move forward with a potential transaction unless the holders of Class A Shares received the same per-share consideration as to be received by the holders of the Class B Shares. Bidder A informed the representatives of Manchester United that it was not prepared to increase its value for the Class A Shares to an equal level to the price offered for the Class B Shares.
Towards the end of July 2023, representatives of Offeror contacted representatives of Manchester United regarding an alternative transaction structure involving the purchase of a minority stake of Manchester United. Offeror’s new proposal contemplated that Offeror would purchase 25% of all outstanding Class B Shares for a price of $33.00 per share and 25% of all outstanding Class A Shares at a price to be determined, together with associated minority shareholder protections and governance rights (the “July 2023 Proposal”). Offeror’s new proposal did not contemplate a primary investment into Manchester United. The representatives of Manchester United informed Offeror that the Board of Directors would require equal per share consideration for Class A Shares and Class B Shares.
From July 2023 through the signing of the definitive Transaction Agreement, the board representatives regularly held meetings with Raine and Latham for the board representatives to provide feedback and input on the July 2023 Proposal and related discussions.
From August 2023 to October 6, 2023, representatives of Manchester United, Bidder A and their respective advisors held several telephonic meetings to negotiate and discuss the terms of Bidder A’s proposal, communications about Bidder A’s proposal and exchanged drafts of a merger agreement, including communications from Bidder A in late September 2023 where representatives of Bidder A conveyed to Raine that Bidder A was still preparing to submit a revised proposal. During the course of such negotiations, representatives of Manchester United continued to inform Bidder A that the Board of Directors was not prepared to move forward with a transaction whereby the holders of Class A Shares received less per share consideration than the holders of Class B Shares and that the Board of Directors would require sufficient evidence of the financing and customary financing commitment papers.
During the weeks of September 11, 2023, September 18, 2023, September 25, 2023, October 2, 2023 and October 9, 2023, representatives of Manchester United, Latham, Raine, Paul, Weiss and Offeror discussed Offeror’s July 2023 Proposal. In addition to reiterating that the board representatives and the Board of Directors would require the same per-share consideration to be paid to the Class A shareholders and the Class B shareholders, the board representatives conveyed to Offeror that to move the July 2023 Proposal forward, Offeror would need to commit to a substantial primary investment as well. Throughout this period, discussions continued regarding the details of the July 2023 Proposal and the size, nature and timing of any primary investment through a series of calls and meetings. As part of these discussions, representatives of Offeror also proposed that the parties explore the possibility of delegating responsibility for certain matters relating to sport governance to Offeror.
Following these discussions, on October 13, 2023, Offeror provided Manchester United with a revised proposal, pursuant to which: (i) Offeror would purchase up to 25% of all outstanding Class A Shares through a public tender offer at a price of $33.00 per share; (ii) Offeror would purchase 25% of all outstanding Class B Shares through a direct purchase from the existing Class B shareholders at a price of $33.00 per share (the “Class B Share Sale”); and (iii) Offeror would purchase $300 million of primary Class A Shares and Class B Shares (in the same proportion as the Class B Shares compared to the Class A Shares then-outstanding), at a price of $33.00 per share, to be effected in two tranches, $200 million at the time of the closing of the Offer and $100 million prior to December 31, 2024, in each case, intended to be available for the purposes of stadium redevelopment (the “October Proposal”). The October Proposal contemplated that the organizational documents of Manchester United be amended to permit (i) the transfer of the Class B Shares to Offeror in connection with the transaction and (ii) following the transaction, the transfer of Class B Shares to third parties by the Class B Shareholders (subject to a mutual right of first offer in favor of Offeror and the current holders of Class B Shares), in each case, without automatic conversion into Class A Shares. The October Proposal also required certain shareholders to enter into a voting support agreement, pursuant to which such shareholders would agree to vote in favor of the adoption of the changes to Manchester United’s organizational documents as more fully discussed above in “Item 3. Past Contracts, Transactions, Negotiations and Agreements — Arrangements with Offerors and Certain of Their Affiliates — Amended Articles” and “— Voting Agreement.” Given the substantial premium being offered to shareholders, Offeror noted that the revised proposal would also need to include certain minority protections for Offeror in connection with the proposed transaction (which were not detailed in the proposal).
As of the close of market on October 13, 2023, the trading price of the Class A Shares was $19.98 per Class A Share.
From October 9, 2023 to October 19, 2023, representatives of Manchester United, Latham, Raine and Paul, Weiss met periodically to discuss the October Proposal. Also during such period, representatives of Latham and Raine regularly met with the board representatives to receive input and feedback on the October Proposal, including the governance proposals made by Offeror, which contemplated, among other matters: (i) the right for the minority holder to appoint up to two members of the Board of Directors subject to certain minimum ownership thresholds; (ii) the ability for the current holders of Class B Shares to become the minority shareholders and accede to certain rights; (iii) customary tag rights for Offeror and preemptive rights for the minority holder; (iv) a right of first offer on the transfer of Class B Shares by Offeror and, in certain circumstances, the current holders of Class B Shares (v) Manchester United’s right to enforce a customary “drag” of Offeror in certain sales or change of control transactions approved by the Board of Directors (and subject to certain limitations); and (vi) certain other minority shareholder protections, as more fully discussed above in “Item 3. Past Contracts, Transactions, Negotiations and Agreements — Arrangements with Offerors and Certain of Their Affiliates — Governance Agreement.”
On October 15, 2023, Bidder A notified advisors of Manchester United that Bidder A was formally withdrawing from the Strategic Alternatives Review Process.
On October 19, 2023, at a regularly scheduled meeting of the Board of Directors that was duly convened, the board representatives provided a summary of the recent discussions with Offeror and gave an update on the strategic rationale for, and potential benefits of the October Proposal, including the fact that thereunder both the Class A and Class B Shares would receive the same per share consideration of $33.00 and that Offeror had agreed to make a significant investment into Manchester United through a primary subscription of Ordinary Shares.
On October 20, 2023, representatives of Paul, Weiss delivered an initial draft of the Transaction Agreement prepared by Paul, Weiss and Slaughter and May reflecting the October Proposal and subsequent discussions to representatives of Latham. From October 20, 2023 until the signing of the Transaction Agreement, Paul, Weiss and Latham negotiated the definitive terms and exchanged drafts of the Transaction Agreement under the direction of Offeror and Manchester United, respectively.
From October 21, 2023 to October 24, 2023, representatives of Manchester United, Offeror and representatives of Offeror held periodic meetings to further discuss the October Proposal.
Between November 2, 2023 and November 12, 2023, Paul, Weiss and Latham exchanged initial drafts of the other Transaction Documents.
From November 2, 2023 until the signing of the Transaction Agreement, Paul, Weiss and Latham negotiated the definitive terms and exchanged drafts of the Transaction Documents under the direction of Offeror and Manchester United, respectively. Throughout this period the board representatives also held meetings with Manchester United’s advisors to discuss the terms of the Transaction Documents and the negotiation in connection therewith.
On November 6 and 7, 2023, representatives of Manchester United’s legal advisors met with members of the Board of Directors and members of Manchester United management to provide an update and overview with respect to the proposal made by Offeror. At and following these meetings, the non-affiliated directors raised concerns with respect to the terms of the October Proposal, including that it permitted the post-completion transfer of Class B Shares without automatic conversion into Class A Shares.
During November 2023 through the signing of the Transaction Documents, the board representatives, management and representatives of Manchester United discussed, and received feedback on the Transaction Documents and the Strategic Alternatives Review Process from the non-affiliated directors and their counsel. During this period the non-affiliated directors met often and intensively, as a group and also in sub-groups, with counsel and without, with the goal of having a highly informed view of the potential transaction and advocating for further changes.
On December 14, 2023, Manchester United duly convened a meeting of its Board of Directors at which members of management and representatives of Woods, Latham, Raine and Walkers (Cayman) LLP (“Walkers”), outside legal counsel to Manchester United, were present. Counsel for the non-affiliated directors also attended such meeting. Representatives of Latham presented the Board of Directors with a summary of the Transaction Documents. Representatives of Raine presented the Board of Directors with preliminary financial analyses of the proposed transaction. Representatives of Walkers led the Board of Directors in a discussion of the Board of Director’s fiduciary duties under Cayman Islands law. The members of the Board of Directors and Manchester United’s representatives and advisors notified the Board of Directors of any conflicts or interests in the proposed transaction. The Board of Directors discussed the key terms of the Transaction Agreement and the other Transaction Documents. During the course of the discussions, a concern was raised regarding the fact that the current proposal contemplated that in certain circumstances, following the transfer of Class B Shares to Offeror, the Class B Shares could be transferred by Offeror to third parties without automatic conversion into Class A Shares subject only to a right of first offer to existing Class  B Shareholders. Following this meeting and until December 20, 2023, representatives of Manchester United, the board representatives, and the non-affiliated directors discussed the terms of the potential transaction and the potential revisions that could be made.
Likewise, between December 18, 2023 and December 22, 2023, representatives of Manchester United and its advisors, the board representatives, and representatives of Offeror and its advisors had multiple telephone conversations and videoconferences to discuss certain items, including the concern that had been raised regarding the current proposal. Initially, representatives of Offeror indicated that Offeror was not willing to accept any changes in response to the concern raised. The non-affiliated directors continued to press for changes to the October Proposal, including the post-completion transferability of Class B Shares without automatic conversion into Class A Shares. At the conclusion of such discussions, Offeror agreed to make the following changes to the terms of its offer: (i) that the transferability of Class B Shares would remain broadly consistent with the existing organizational documents of Manchester United (other than to permit the transfer of Class B Shares, without automatic conversion into Class A Shares, to Offeror in connection with the proposed transaction); and (ii) that the approval of the independent directors of Manchester United would be required in order for Manchester United to conduct non-pro rata dividends or share repurchases, as more fully discussed above in “Item 3. Past Contracts, Transactions, Negotiations and Agreements — Arrangements with Offerors and Certain of Their Affiliates — Amended Articles” and “—Voting Agreement.” Offeror was not prepared to accept any of other changes proposed by the non-affiliated directors, and gave Manchester United a deadline of December 25, 2023 to accept its best and final proposal.
On December 22, 2023, the Board of Directors held an informal meeting and had a robust discussion regarding the feedback from Offeror, the terms of the Transaction Documents, and the potential conclusion of the Strategic Alternatives Review Process. The board representatives noted that Offeror had provided a deadline for Manchester United to accept the terms of its proposal, and that Offeror could decide to withdraw its proposal if the Board of Directors was not prepared to move forward by December 25, 2023.
On December 24, 2023, Manchester United duly convened a meeting of its Board of Directors to consider approval of the proposed Transaction Agreement, the other Transaction Documents and the Transactions at which members of management and representatives of Walkers, Woods, Latham and Raine (for certain portions of the meeting) were present. Mr. Hooks and Mr. Sawhney were not in attendance. Walkers reviewed the fiduciary duties of the directors in connection with the potential transaction under Cayman Islands law with Offeror and Latham discussed in detail the revised material terms of the Transaction Agreement and the Transaction Documents. The members of the Board of Directors and Manchester United’s representatives and advisors notified the Board of Directors of any updates regarding any conflicts or interests in the proposed transaction, none of which (or those raised at the December 14, 2023 meeting) were determined by the Board of Directors to be material. The Board of Directors considered various reasons to approve the Transaction Agreement, the other Transaction Documents and the Transactions, including certain countervailing factors. For a description of the various reasons and factors considered by our Board of Directors, please see below under the caption “— Reasons for the Board of Directors’ Recommendation.” After discussions with its financial and legal advisors and members of Manchester United’s management, and in light of the reasons and factors considered, the Board of Directors in attendance at the meeting unanimously (i) determined that it is in the best interests of Manchester United for Manchester United to execute the Transaction Agreement, each of the other Transaction Documents and the Transactions (other than the sale and purchase of Class B Shares in the Class B Share Sale), including the Offer; (ii) approved the execution, delivery and performance by Manchester United of the Transaction Agreement and each of the other Transaction Documents; (iii) determined to direct that the resolution for Manchester United to adopt the Amended Articles be submitted to the shareholders of Manchester United for their approval and (iv) resolved to recommend that Manchester United’s shareholders (x) approve the adoption of the Amended Articles and (y) tender their Class A Shares to Offeror pursuant to the Offer.
Later on December 24, 2023, Offeror, Sellers and Manchester United executed the Transaction Agreement and each of the other Transaction Documents, as applicable, and each of Offeror and Manchester United issued a press release announcing the transaction.
On January 17, 2024, Offeror commenced the Offer and Manchester United filed this Schedule 14D-9.
Reasons for the Board of Directors’ Recommendation
In reaching its decision to approve the Transaction Agreement and the other Transaction Documents, to consent to the Offer, and to recommend that the holders of Class A Shares tender their shares into the Offer, the Board of Directors consulted and received advice from Manchester United’s outside legal, financial, accounting and other advisors and determined that the following reasons supported such transactions (which are not in any relative order of importance):
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Attractive Value of the Primary Investment.   The Board of Directors’ belief that the $300 million primary investment in Manchester United by Purchaser represents an attractive method of financing. Specifically, among other things, the Board of Directors considered:

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the fact that the $300 million primary investment into Manchester United was at a significant valuation, raising critical capital for Manchester United while minimizing the amount of dilution to holders of Class A Shares following the Transactions; and

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the fact that the $300 million primary investment into Manchester United drives Manchester United’s attendant ability to accelerate its growth plans through the deployment of such capital, including potential stadium redevelopment.

•
Attractive Value of the Offer.   The Board of Directors’ belief that the right to tender Class A Shares in the Offer represents an attractive value proposition to the holders of Class A Shares in light of a number of factors, including, but not limited to:

•
the fact that the price of $33.00 per share to be received by holders of Class A Shares who elect to participate in the Offer represents (a) a 153.3% premium to the closing price of the Class A Shares on November 21, 2022 (the last trading day preceding the public announcement of the exploration of strategic alternatives), (b) a 66.3% premium to the closing price of the Class A Shares on December 22, 2023 (the last trading day preceding the public announcement of the strategic transaction with Purchaser), (c) a 135.7% premium to the price of the Class A Shares, before underwriters’ commissions and discounts, in Manchester United’s initial public offering, and (d) a substantial premium relative to other premiums obtained in comparable transactions;

•
the fact that the Offer is substantially above the two-year trading history price of the Class A Shares and certain analyst price targets;

•
the fact that the Offer permits holders of Class A Shares to elect their level of participation in the Offer, subject to a pro rata cutback;

•
the fact that the Offer provides holders of Class A Shares with the opportunity to achieve liquidity for all or a portion of their investments, subject to a pro rata cutback, should they choose to tender their Class A Shares in the Offer;

•
the fact that the holders of Class A Shares will continue to have the opportunity to participate in any future growth or benefit from any future increase in the value of Manchester United and any future dividends should they choose not to tender their Class A Shares in the Offer; and

•
the fact that the Offer provides the same per share cash consideration to the holders of Class A Shares and Class B Shares.

•
Best Strategic Alternative.   Following over a year-long process, as described in more detail above under the caption “— Background of the Offer and Related Transactions with Offerors,” the Board of Directors determined that there are no strategic alternatives to the Transactions available to Manchester United at this time on terms and conditions that, taken as a whole, would be superior to all of Manchester United’s shareholders and the club’s fans than the terms and conditions of the Transactions, taken as a whole. Specifically, among other things, the Board of Directors considered:

•
the identity of Sir James A Ratcliffe and his affiliates and their respective representatives, and their expertise, resources and history of excellence in business and the sporting industry, which reinforces the Board of Directors’ belief that Purchaser will enhance Manchester United’s ability to achieve its future goals, including through Purchaser’s management of football operations;

•
the complementary nature of the cultures of Manchester United with Sir James A Ratcliffe and his affiliates and their respective representatives, including with respect to corporate purpose and football vision, and management’s and the Board of Directors’ belief that the complementary cultures will facilitate the successful implementation of the Transactions and future growth and on-field success for Manchester United;

•
the fact that Manchester United solicited interest from over 170 parties to understand the potential strategic alternatives available to Manchester United, including potential interest from the third parties that Board of Directors believed were among the most likely third parties to have an interest in an acquisition of Manchester United and the fact that none of those discussions resulted in the Board of Directors’ belief in a superior alternative to the Transactions;

•
the Board of Directors’ and management’s assessment of Manchester United’s financial performance and prospects on a standalone basis, taking into account, among other things, certain business, financial and execution risks, and certain other risks associated with rejecting the Transactions;

•
the Board of Directors’ review of information concerning Manchester United’s business, financial performance (both past and prospective) and Manchester United’s financial condition, results of operations (both past and prospective), business and strategic objectives, as well as the risks of accomplishing those objectives;

•
the belief of the Board of Directors that, after extensive negotiations with Purchaser and its representatives, Manchester United has obtained the highest price per share that Purchaser was willing to pay for Class A Shares, and the Board of Directors’ belief that the terms and conditions of the Transaction Agreement and the other Transaction Documents, taken as a whole, were the best that Purchaser would be willing to offer to Manchester United; and

•
the fact that the Board of Directors considered the timing and likelihood of Manchester United accomplishing its business plans and strategic objectives of the possible alternatives to the strategic transaction with Purchaser, including the alternatives considered as described above under the caption “Background of the Offer and Related Transactions with Offerors,” and the potential benefits and risks of those alternatives.

•
Likelihood and Speed of Consummation.   The Board of Directors considered the likelihood of consummation of the Transactions, including the Offer, to be high, particularly in light of the terms and conditions of the Transaction Agreement, including:

•
the Board of Directors’ assessment of the likelihood that the Transactions would be completed based on, among other things, the conditions to the Closing and the assessment of the Board of Directors, after consulting with counsel, regarding the likelihood of obtaining all required regulatory approvals;

•
the fact that Purchaser’s obligation to complete the Transactions is not subject to any financing condition or similar financing contingency;

•
the fact that Purchaser had provided the Equity Commitment Letter and the Limited Guarantee; and

•
the termination and remedy provisions under the Transaction Agreement in the event that the Transactions are not completed due to the failure to obtain required regulatory approvals, including Purchaser’s obligation to pay the reverse termination fee to Manchester United upon termination of the Transaction Agreement in specified circumstances (as more fully described in Section 13 — “Summary of the Transaction Agreement and Certain Other Agreements —  Transaction Agreement — Termination — Expenses; Termination Fee” of the Offer to Purchase).

•
Other Terms of the Transaction Documents.   The Board of Directors’ belief that the terms of the Transaction Documents are favorable to Manchester United, including, but not limited to:

•
the terms of the Transaction Agreement and other Transaction Documents, including: (i) the duration of the Offer and requirement that Purchaser extend the Offer in certain circumstances, (ii) the representations, warranties and covenants of the parties set forth therein and (iii) the conditions to the Offer and to the Closing, including the definition of a material adverse effect and the exceptions thereto;

•
Manchester United’s ability under the Transaction Agreement to furnish information to and conduct negotiations regarding potential strategic alternatives with third parties in limited circumstances, and the ability of the Board of Directors, subject to the terms and conditions of the Transaction Agreement, to change its recommendation upon Manchester United receiving a superior proposal;

•
the termination and remedy provisions under the Transaction Agreement in the event that the Transactions are not completed due to the failure to obtain required regulatory approvals, including Purchaser’s obligation to pay the reverse termination fee to Manchester United upon termination of the Transaction Agreement in specified circumstances (as more fully described in Section 13 — “Summary of the Transaction Agreement and Certain Other Agreements —  Transaction Agreement — Termination — Expenses; Termination Fee” of the Offer to Purchase);
•
the provisions of the Governance Agreement which provide Manchester United with operational flexibility, including (i) Purchaser having only minority representation on the Board of Directors and (ii) the limited nature of the minority holder’s consent rights;

•
the fact that Purchaser agreed to a three-year lockup on both its Class A Shares and Class B Shares;

•
the ability of Manchester United to exercise a drag right to cause Purchaser to sell its shares in connection with an acquisition of Manchester United;

•
the fact that Purchaser is offering to purchase the same proportion of outstanding Class A Shares and Class B Shares;

•
the provisions of the Amended Articles which were negotiated to provide further protection for holders of Class A Shares, including the requirement that any non-pro rata dividends or share buybacks of Ordinary Shares by Manchester United require the prior consent of the independent members of the Board of Directors; and

•
the right of Manchester United to specific performance to prevent breaches and to enforce the terms of the Transaction Agreement (as more fully described in Section 13 — “Summary of the Transaction Agreement and Certain Other Agreements — Transaction Agreement —  Termination — Remedies Cumulative; Specific Performance” of the Offer to Purchase”).

In the course of its deliberations, the Board of Directors also considered, among other things, a variety of risks and potentially negative factors in determining whether to approve the Transaction Agreement and the other Transaction Documents, to consent to the Offer, and to recommend that its shareholders tender their Class A Shares into the Offer (not necessarily in order of relative importance):
•
the fact that Purchaser is offering to purchase less than all of the outstanding Class A Shares;

•
the restrictions on the conduct of Manchester United’s business prior to the Closing that prevent Manchester United from taking certain specified actions without the consent of Purchaser, which may delay or prevent Manchester United from undertaking business opportunities that the Board of Directors or management believes to be in the best interests of Manchester United and its shareholders;

•
the fact that the Closing is conditional on the satisfaction of certain conditions to the Closing that are not within Manchester United’s control;

•
the Transaction Agreement includes a non-solicit provision prohibiting Manchester United and the holders of Class B Shares from initiating, discussing, or making transaction proposals which could lead to a superior proposal prior to the Closing;

•
the risk of diverting management’s focus and resources from other strategic opportunities and from operational matters while working to implement the Transactions, and the possibility of other management and employee disruption associated with the Transactions;

•
the voting power to be transferred to Purchaser may deter other potentially interested parties from acquiring Manchester United now or in the future;

•
the risk that, while the Offer and the other Transactions are expected to be completed, there can be no guarantee that all conditions to the Offer or conditions to the Closing will be satisfied and, as a result, it is possible that the Offer and the other Transactions may not be completed;

•
the conditions to the Closing, including certain regulatory approvals and the right of Purchaser to terminate the Transaction Agreement under certain circumstances and the termination fee that may be payable by Manchester United as a result of certain terminations by Purchaser;

•
the risk that holders of Class A Shares may object to and try to challenge the Transactions in court;

•
the fact that upon consummation of the Transactions, the Glazer family will be restricted from soliciting acquisitions proposals for a period of one year and that Purchaser has an approval right over any acquisition proposal during such one year period; and

•
the fact that the consideration in the Offer consists of cash and will therefore be taxable to Manchester United’s shareholders who are subject to taxation for U.S. federal income tax purposes.

The preceding discussion of the information and factors considered by the Board of Directors is not, and is not intended to be, exhaustive. In light of the variety of factors considered in connection with its evaluation of the Transactions and the complexity of these matters, the Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various factors considered in reaching its determination. In addition, the Board of Directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Board of Directors, but rather the Board of Directors conducted an overall analysis of the factors described above, including discussions with and questioning of Manchester United’s management, legal counsel and financial advisor.
Intent to Tender.
As of December 22, 2023, our directors and executive officers, as a group, beneficially owned 112,842,601 Class A Shares (consisting of 2,634,988 Class A Shares that were issued and outstanding, and 110,207,613 Class A Shares issuable upon the conversion of Class B Shares held by our directors and executive officers as of such date). To our knowledge, after making reasonable inquiry, our directors and executive officers are considering whether to tender all or a portion of the Class A Shares held of record or beneficially owned by them in the Offer, and have not yet made determinations as of the date of this Schedule 14D-9 as to their intention to tender, sell or hold such Class A Shares, which determinations they will make on an individual basis. See also “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of Manchester United — Class A Shares Available for Tender.”
ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
The Board of Directors selected Raine as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions and also has familiarity with our company and the markets in which we operate. Pursuant to a letter agreement dated November 22, 2022 (as amended pursuant to an amendment to the engagement letter, dated December 24, 2023), we engaged Raine to act as our financial advisor in connection with the contemplated Transactions. The engagement letter between us and Raine provides for an aggregate fee that is estimated, based on the information available as of the date of announcement, at $31.5 million, all of which is contingent upon consummation of the proposed Transactions. In addition, we agreed to reimburse Raine for certain of its expenses, including reasonable and documented fees and disbursements of Raine’s outside counsel, and to indemnify Raine and related persons against various liabilities, including certain liabilities under the federal securities laws.
Except as set forth above, neither we nor any person acting on our behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to holders of Class A Shares on our behalf with respect to the Offer.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
No transactions with respect to Class A Shares have been effected by us or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.
ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
Subject Company Negotiations.
Except as otherwise set forth in this Schedule 14D-9 or the Transaction Agreement or as incorporated in this Schedule 14D-9 by reference, we are not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (a) a tender offer for, or other acquisition of, Class A Shares by us, any of our subsidiaries or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries, (c) any purchase, sale or transfer of a material amount of assets of us or any of our subsidiaries or (d) any material change in our present dividend rate or policy, or indebtedness or capitalization.
We have agreed that from the date of the Transaction Agreement until the Closing or the date, if any, on which the Transaction Agreement is validly terminated in accordance with its terms and the date, if any, on which the Transaction Agreement is terminated, we, our subsidiaries and our and their respective representatives will not, directly or indirectly, among other things, solicit alternative acquisition offers. In addition, we have agreed to certain procedures that we must follow in the event we receive an unsolicited acquisition proposal. The information set forth in Section 13 — “Summary of the Transaction Agreement and Certain Other Agreements — Transaction Agreement — Covenants of Sellers — Sellers and Company Non-Solicitation” of the Offer to Purchase is hereby incorporated herein by reference.
Except as described above or otherwise set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.
ITEM 8. ADDITIONAL INFORMATION.
Regulatory Approvals.
The Offer is conditioned on satisfaction of the condition that (i) the clearances, approvals and consents required to be obtained under competition, antitrust, merger control or investment laws set forth in Schedule A to the Transaction Agreement will have been obtained and will be in full force and effect (which have already been obtained and are in full force and effect), (ii) the PL Approval (as defined in the Transaction Agreement) will have been obtained, and (iii) the Football Association Approval (as defined in the Transaction Agreement) will have been obtained (the “Regulatory Condition”). If Purchaser’s acquisition of Class A Shares is delayed due to a failure to satisfy the Regulatory Condition, the Offer will be extended in certain circumstances. See Section 15 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase.
The Offer remains subject to the conditions set forth above, as well as the other conditions described in Section 14 — “Conditions of the Offer” of the Offer to Purchase.
Appraisal Rights.
Shareholders that elect to tender their Class A Shares into the Offer will not have appraisal rights in connection with the Offer as a matter of Cayman Islands law.
Business Combination Statute.
There is no business combination statute or equivalent as a matter of Cayman Islands law applicable to the Offer.
Required Shareholder Approval.
Purchaser’s obligation to consummate the Offer is conditioned upon, among other things, the resolution for Manchester United to adopt the Amended Articles will have been approved by Manchester United’s shareholders. The Board of Directors has approved the Amended Articles, and recommended approval and adoption by our shareholders, at an extraordinary general meeting of our shareholders, of the Amended Articles. The affirmative vote of not less than two-thirds of the votes cast by the Ordinary Shares issued and outstanding, represented in person or by proxy and entitled to vote at the extraordinary general meeting, is required to approve the Amended Articles. Amendments to our amended and restated memorandum and articles of association for any reason do not require the recommendation by (or approval of) the Board of Directors. For so long as the holders of the Class B Shares continue to hold in aggregate at least 10% of the issued and outstanding Ordinary Shares in the capital of Manchester United, at any general meeting of

Manchester United convened to consider a special resolution of Manchester United, the voting power permitted to be exercised by the holders of the Class B Shares shall be weighted in respect of such special resolution such that the holders of the Class B Shares shall be entitled to exercise, in aggregate, sixty seven per cent (67%) of the voting power of all shareholders entitled to receive notice of, attend and vote at any general meeting of Manchester United.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Schedule 14D-9 and the materials incorporated by reference herein contain forward-looking statements. These forward-looking statements are based on the current beliefs, expectations and assumptions of our management with respect to future events and are subject to a number of significant risks and uncertainties. It is important to note that our performance, and actual results, financial condition and business could differ materially from those expressed in such forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” or the negative of these words, variations thereof or similar expressions are intended to identify such forward-looking statements. Our forward-looking statements include, but are not limited to, statements about the expected timing of the Transactions, the timing and procedures for the Offer and the shareholder vote, the consideration to be received in connection with the Transactions, the payment of any fees in connection with the Transactions, the satisfaction or waiver of any conditions to the Transactions, our and Purchaser’s beliefs and expectations, and the potential effects of the completed Transactions on both us and Purchaser.
You should understand that forward-looking statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could otherwise cause actual results to differ materially from those in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to the satisfaction of the conditions precedent to the consummation of the Transactions, including (without limitation) the receipt of shareholder approval for the Articles Amendment and the receipt of required regulatory approvals (including the approval of the Football Association Limited, the Premier League and the German Federal Cartel Office); unanticipated difficulties or expenditures relating to the Transactions; legal proceedings, judgments or settlements, including those that may be instituted against us, our board of directors and executive officers and others following the announcement of the Transactions; disruptions of current plans and operations caused by the announcement and pendency of the Transactions; potential difficulties in employee retention due to the announcement and pendency of the Transactions; the response of fans, business partners, sponsors and regulators to the announcement of the Transactions; other risks that may imperil the consummation of the Transactions, which may result in the Transactions not being consummated within the expected time period or at all; as well as the various factors discussed in the “Risk Factors” section and elsewhere in our Registration Statement on Form F-1, as amended (File No. 333-182535), and in our Annual Report on Form 20-F (File No. 001-35627), as supplemented by the risk factors contained in our other filings with the SEC. All our forward-looking statements contained or incorporated by reference herein are qualified by these cautionary statements. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. We will, however, amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with our obligation under Rule 14d-9(c) under the Exchange Act, and General Instruction E to Schedule 14D-9.

ITEM 9. EXHIBITS.
The following Exhibits are filed herewith or incorporated herein by reference:
		Incorporated by Reference
Exhibit No	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith
(a)(1)	Offer to Purchase, dated January 17, 2024	Schedule TO	January 17, 2024	(a)(1)(A)
(a)(2)	Form of Letter of Transmittal	Schedule TO	January 17, 2024	(a)(1)(B)
(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	Schedule TO	January 17, 2024	(a)(1)(C)
(a)(4)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	Schedule TO	January 17, 2024	(a)(1)(D)
(a)(5)	Form of Summary Advertisement, published January 17, 2024, in the New York Times	Schedule TO	January 17, 2024	(a)(1)(E)
(a)(6)	Joint Press Release	6-K	December 26, 2023	99.5
(a)(7)	Email to all Manchester United Staff	Schedule 14D-9	December 26, 2023	99.1
(e)(1)	Transaction Agreement, dated as of December 24, 2023, by and among Purchaser, Sellers and Manchester United	6-K	December 26, 2023	99.1
(e)(2)	Governance Agreement, dated as of December 24, 2023, by and among Purchaser, Sellers and Manchester United	6-K	December 26, 2023	99.2
(e)(3)	Voting Agreement, dated as of December 24, 2023, by and between Sellers and Manchester United	6-K	December 26, 2023	99.3
(e)(4)	Equity Commitment Letter, dated as of December 24, 2023, by and between the Offerors	Schedule TO	January 17, 2024	(d)(4)

		Incorporated by Reference
Exhibit No	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith
(e)(5)	Guarantee Agreement, dated as of December 24, 2023, by and among James A. Ratcliffe, Manchester United and the Sellers	6-K	December 26, 2023	99.4

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.
MANCHESTER UNITED PLC
Dated January 17, 2024	By:	/s/ Joel Glazer
Name: Joel Glazer
Title: Executive Co-Chairman